UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

MTR GAMING GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

553769100

(CUSIP Number)

Edson R. Arneault

423 S. Atlantic Avenue

Dune Point – Unit 301

New Smyrna Beach, Florida 32169

(386)428-9248

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edson R. Arneault

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,575,808 (See Item 6)

	8.	Shared Voting Power (See Item 6)

	9.	Sole Dispositive Power 1,575,808 (See Item 6)

	10.	Shared Dispositive Power (See Item 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,575,808 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.67%

14.	Type of Reporting Person (See Instructions) IN

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On or about May 4, 2009, the amount owed by the undersigned, pursuant to the Secured Demand Loan Agreement described in the undersigned’s previous Amendment (Number 6) to Schedule 13D, as filed with the SEC on January 13, 2009, was repaid by the undersigned and the pledge of the Issuer’s shares pursuant to such Agreement was terminated.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 11, 2009
Date
/s/ Edson R. Arneault
Signature
Edson R. Arneault
Name/Title